Exhibit 99.1

December 19, 2019

SteriLumen, Inc

℅ Bryce Whited

VP Medical Devices & Combination Products

The Weinberg Group

1129 20th Street, NW, Suite 600

Washington, DC 20036

Re:	C190089

Product Name: Disinfecting Mirror

Dated: December 12, 2019

Received: December 12, 2019

Dear Bryce Whited:

We have reviewed the above referenced request for information, submitted in accordance with Section 513(g) of the Federal Food, Drug, and Cosmetic Act (Act), regarding the regulatory requirements applicable to the Disinfecting Mirror. As described in your submission, we believe that your product is not a "device" as that term is defined in Section 201(h) of the Act. Therefore, you are not required to comply with the requirements of the Act. Please note, if you later revise your indications to add medical claims, you may need a premarket notification [510(k)] submission.

For comprehensive regulatory information about medical devices and radiation-emitting products, please see Device Advice (https://www.fda.gov/MedicalDevices/DeviceRegulationandGuidance/) and CDRH Learn (http://www.fda.gov/Training/CDRHLearn). Additionally, you may contact the Division of Industry and Consumer Education (DICE) to ask a question about a specific regulatory topic. See the DICE website (http://www.fda.gov/DICE) for more information or contact DICE by email (DICE@fda.hhs.gov) or phone (1-800-638-2041 or 301-796-7100).

U.S. Food & Drug Administration

10903 New Hampshire Avenue

Silver Spring, MD 20993

www.fda.gov

C190089 - Bryce Whited	Page 2

If you have any questions regarding this letter, please contact Elizabeth Claverie, M.S. , Assistant Director, THT4B2, at 301-796-6298.

Sincerely,
/s/ David Krause
for	Binita Ashar, M.D., M.B.A., F.A.C.S.
Director
OHT4: Office of Surgical
and Infection Control Device
Office of Product Evaluation and Quality
Center for Devices and Radiological Health